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                                                                    EXHIBIT 12.1


                         ANADARKO PETROLEUM CORPORATION
               CONSOLIDATED STATEMENT OF COMPUTATION OF RATIOS OF
                    EARNINGS TO FIXED CHARGES AND EARNINGS TO
              COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     SIX MONTHS ENDED JUNE 30, 2002 AND FIVE YEARS ENDED DECEMBER 31, 2001

                                         Six Months
                                           Ended                                    Years Ended December 31
                                          June 30,                                  -----------------------
millions except ratio amounts               2002              2001            2000            1999            1998            1997
                                            ----              ----            ----            ----            ----            ----
Gross Income (Loss)                       $   566           $  (298)        $  1,519        $   179          $   (7)        $   205
Rentals                                         8                14               16             11              12               8
Earnings (Loss)                               574              (284)           1,535            190               5             213

Gross Interest Expense                        176               301              193             96              82              62
Rentals                                         8                14               16             11              13               8
Fixed Charges                             $   184           $   315         $    209        $   107          $   95         $    70

Preferred Stock
 Dividends                                      5                11               17             17              11              --

Combined Fixed Charges
 and Preferred Stock
 Dividends                                $   189           $   326         $    226        $   124          $  106         $    70

Ratio of Earnings to
 Fixed Charges                               3.12               n/m             7.35           1.77            0.05            3.04

Ratio of Earnings to
 Combined Fixed Charges
 and Preferred Stock
 Dividends                                   3.04               n/m             6.80           1.53            0.05            3.04

n/m - not meaningful

As a result of the Company's net loss in 2001, Anadarko's earnings did not cover fixed charges by $599 million and did not cover combined fixed charges and preferred stock dividends by $610 million. In 1998, Anadarko's earnings did not cover fixed charges by $90 million and did not cover combined fixed charges and preferred stock dividends by $101 million.

These ratios were computed by dividing earnings by either fixed charges or combined fixed charges and preferred stock dividends. For this purpose, earnings include income before income taxes and fixed charges. Fixed charges include interest and amortization of debt expenses and the estimated interest component of rentals. Preferred stock dividends are adjusted to reflect the amount of pretax earnings required for payment.